
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 3, 2022

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

American Airlines Group, Inc.
File No. 001-08400

American Airlines, Inc.
File No. 001-02691

CF#35578


American Airlines Group, Inc. and American Airlines, Inc. submitted an application under Rule 24b-2 requesting extension of a previous grant of confidential treatment confidential treatment for information they excluded from Exhibits 10.1 and 10.2 to a Form 10-Q filed on October 26, 2017, as modified by the same contracts refiled with fewer redactions as Exhibits 10.15 and 10.11 to a Form 10-K filed February 21, 2018, and requesting confidential treatment for information they excluded from Exhibit 10.3 to a Form 10-Q filed October 26, 2017, as modified by the same contract refiled with fewer redactions as Exhibit 10.1 to a Form 10-Q filed on April 26, 2018.

Based on representations by American Airlines Group, Inc. and American Airlines, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.1	10-Q	October 26, 2017	through October 31, 2032
10.15	10-K	February 21, 2018	through October 31, 2032
10.2	10-Q	October 26, 2017	through October 31, 2032
10.11	10-K	February 21, 2018	through October 31, 2032
10.3	10-Q	October 26, 2017	through October 31, 2032
10.1	10-Q	April 26, 2018	through October 31, 2032

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Dana Hartz
Chief, Knowledge Management Office